Page 27 of 23
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          SCHEDULE 13D
                       (Amendment No.11)


           Under the Securities Exchange Act of 1934

                       ELJER INDUSTRIES, INC. (Name of Issuer)


             Common Stock Par Value $1.00 Per Share (Title of Class and
                Securities)
                          287161103
             (CUSIP Number of Class of Securities)



        J. Hamilton Crawford, Jr., Gabelli Funds, Inc.,
One Corporate Center, Rye, NY 10580-1434 (914) 921-5067 (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)


                        March 22, 1994
         (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13D-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/
Check the following box if a fee is being paid with this State ment:
                                                       _____
                                                      /    /
_________________________________________________________________

CUSIP No. 287161103                                        13D
_________________________________________________________________ (1)
NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gabelli Funds,
      Inc.            I.D. No. 13-3056041
_________________________________________________________________ (2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/ ____
                                                  (b) /___/
_________________________________________________________________ (3)
SEC USE ONLY
_________________________________________________________________ (4)
SOURCE OF FUNDS*
      WC
_________________________________________________________________ (5)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________ (6)
CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________ : (7)
SOLE VOTING POWER
                                        :     135,000    (Item 5)
:________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None   (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     135,000 (Item 5)
                                        :________________________ :(10)
                                        SHARED DISPOSITIVE :     POWER
                                        :     None    (Item 5)
_________________________________________________________________ (11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     135,000  (Item 5)
_________________________________________________________________ (12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________ (13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.90%
_________________________________________________________________ (14)
TYPE OF REPORTING PERSON*
      HC
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________

CUSIP No. 287161103                                        13D
_________________________________________________________________ (1)
NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________ (2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/ ____
                                                  (b) /___/
_________________________________________________________________ (3)
SEC USE ONLY
_________________________________________________________________ (4)
SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________ (5)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________ (6)
CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________ : (7)
SOLE VOTING POWER
                                        :     537,400 (Item 5)
                                        :________________________ : (8)
                                        SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     574,900 (Item 5)
                                        :________________________ :(10)
SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________ (11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     574,900    (Item 5)
_________________________________________________________________ (12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________ (13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      8.11%
_________________________________________________________________ (14)
TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 287161103                                        13D
_________________________________________________________________ (1)
NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited I.D. No. Foreign Corporation _________________________________________________________________ (2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/ ____
                                                  (b) /___/
_________________________________________________________________ (3)
SEC USE ONLY
_________________________________________________________________ (4)
SOURCE OF FUNDS*
      WC
_________________________________________________________________ (5)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________ (6)
CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________ : (7)
SOLE VOTING POWER
                                        :     48,000 (Item 5)
                                        :________________________ : (8)
                                        SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     48,000 (Item 5)
                                        :________________________ :(10)
SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________ (11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,0000  (Item 5)
_________________________________________________________________ (12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________ (13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.68%
_________________________________________________________________ (14)
TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________
_________________________________________________________________

CUSIP No. 287161103                                        13D
_________________________________________________________________ (1)
NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gabelli International Limited II I.D. No. Foreign Corpora
tion _________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/ ____
                                                  (b) /___/
_________________________________________________________________ (3)
SEC USE ONLY
_________________________________________________________________ (4)
SOURCE OF FUNDS*
      WC
_________________________________________________________________ (5)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________ (6)
CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________ : (7)
SOLE VOTING POWER
                                        :     None   (Item 5)
                                        :________________________ : (8)
                                        SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None   (Item 5)
                                        :________________________ :(10)
SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________ (11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None   (Item 5)
_________________________________________________________________ (12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________ (13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________ (14)
TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 287161103                                        13D
_________________________________________________________________ (1)
NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gabelli &
      Company, Inc.                      I.D. No. 13-2885006
_________________________________________________________________ (2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/ ____
                                                  (b) /___/
_________________________________________________________________ (3)
SEC USE ONLY
_________________________________________________________________ (4)
SOURCE OF FUNDS*
         OO: Funds of client discretionary accounts and working
          capital of its own account
_________________________________________________________________ (5)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________ (6)
CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________ : (7)
SOLE VOTING POWER
                                        :     4,000 (Item 5)
                                        :________________________ : (8)
                                        SHARED VOTING POWER
       NUMBER OF SHARES BENEFICIALLY          :     None (Item 5)
 OWNED BY EACH REPORTING                :________________________
PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     4,000 (Item 5)
                                        :________________________
:(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
_________________________________________________________________ (11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,000 (Item 5)
_________________________________________________________________ (12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________ (13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.07%
_________________________________________________________________ (14)
TYPE OF REPORTING PERSON*
      BD
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________

CUSIP No. 287161103                                        13D
_________________________________________________________________ (1)
NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________ (2)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________ (3)
SEC USE ONLY
_________________________________________________________________ (4)
SOURCE OF FUNDS*
      WC
_________________________________________________________________ (5)
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     / x /
_________________________________________________________________ (6)
CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________ : (7)
SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________ : (8)
                                        SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________ :(10)
SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________ (11)
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________ (12)
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________ (13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________ (14)
TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

            This   Amendment  No.10  to  Schedule  13D  on  Eljer

Industries, Inc. (the "Issuer") is being filed on behalf  of  the undersigned to amend the Schedule 13D, as amended (the  "Schedule 13D")

which  was originally filed on November 02, 1989.   Unless otherwise

indicated, all capitalized terms used herein  but  not defined  herein shall have the same meaning as set forth  in  the Schedule 13D.





Item 5.   Interest In Securities Of The Issuer

  (a)  The aggregate number and percentage of Securities to  which  this

Schedule 13D relates is  854,900  shares,  repre senting      12.05% of

the 7,092,326 shares outstanding in  the  Issu

er's  most  recently filed Form 10Q dated November 9,  1993.  The

Reporting Persons beneficially own those Securities as follows:

Shares of                                       % of
                              Common
 Class
of
Name                          Stock
 Common


Gabelli & Company, Inc.
  As Principal                       0                0.00%
  As Agent                       4,000
0.07%

GFI:
  As Principal                       0
0.00%
  As Agent                     135,000
1.90%

GAMCO
  As Principal                       0
0.00%
  As Agent                     574,900

8.11%

GPP                             92,000

1.30%

GIL                             48,000

0.68%

GIL II                               0

0.00%

Mario J. Gabelli                     0

0.00%

           Mr. Gabelli is deemed to have beneficial ownership

of the  Securities  beneficially owned  by  each  of  the

foregoing persons  and  GFI is deemed to have beneficial

ownership  of  the securities  owned  beneficially by each of the foregoing  persons other than Mr. Gabelli.

           (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 37,500 of the reported shares, and except that GFI has sole dispositive and voting power with respect to the shares of the Issuer held by the The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Equity Trust, Inc. The Gabelli Convertible Securities Fund, The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The

Gabelli Equity Income Fund and/or The Gabelli ABC Fund so long as the aggregate voting interest of all joint filers does not exceed 25%  of  their total voting interest in the Issuer and,

in  that event,  the Proxy Voting Committee of each Fund (other than  The Gabelli  Growth Fund) shall respectively vote that

Funds  shares, and  except that at any time , the Proxy Voting

Committee of each such Fund may take and exercise in its sole discretion the entire voting  power with respect to the shares held by such fund  under special  circumstances  such  as

regulatory  considerations,  and except  that  that Gabelli &

Company shares with the clients  for whose  accounts  such

Securities were purchased  the  voting  and dispositive power with respect to 4,000 shares purchased for such accounts,  and except that the power of Mr. Gabelli  and  GFI  is indirect

with respect to Securities beneficially owned  directly by

other Reporting Persons.



Signature

           After  reasonable inquiry and to the best of  my

know ledge  and  belief, I certify that the information set

forth  in this statement is true, complete and correct.

Dated:    March 23, 1994




                                   GABELLI FUNDS, INC.
                                   By:_________________________
                                      J. Hamilton Crawford, Jr.
                                      Vice President


                                   GAMCO INVESTORS, INC.



                                   By:_______________________
                                      Douglas R. Jamieson
                                      Chief Operating Officer
                                      and Executive Vice
                                      President



                                   Gabelli & Company, Inc.


                                   By:________________________
                                      J. Hamilton Crawford, Jr.
                                      Vice President



                                   Gabelli International Limited
II


                                   By:__________________________
                                      Mario J. Gabelli, Chairman
                                      and Investment Manager
                                      by: J. Hamilton
                                          Crwaford,Jr. Attorney-
                                          in-Fact



                                   Mario J. Gabelli


                                   By:__________________________
                                      __ J. Hamilton Crawford,
                                      Jr. Attorney-in-Fact




                                                       Schedule
I
              Information with Respect to Executive
           Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          Schedule I to Schedule 13D is amended, in pertinent

part, as follows:

                              The following sets forth as to
each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or ad ministrative body of competent jurisdiction as a result of which he  was  or  is  subject  to a judgment, decree  or

final  order enjoining  future  violations  of, or  prohibiting or  mandating activities subject to, federal or state

securities law or finding any  violation  with respect to such laws except as  reported  in Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli1
     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

                                   Charles C. Baum               Chairman,
                                   Director and Chief Executive Officer of The
                                   Morgan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

Officers:

     Mario J. Gabelli              Chairman, Chief
Executive
                                   Officer and Chief
                                   Investment Officer



     Stephen Brent Wells           Senior Vice President,
General Counsel and Secretary

     J. Hamilton Crawford, Jr.     Vice President and
Assistant
                                   Secretary

     Stephen G. Bondi              Vice President - Finance

     Joseph J. Frazzitta           Assistant Secretary





GAMCO Investors, Inc.


Directors:
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina Pitaro
     Joseph J. Frazzitta
     William F. Scholz

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     Stephen Brent Wells           Senior Vice President,
General
                                   Counsel and Secretary

     James E. McKee                Vice President, Legal and
                                   Compliance and Assistant
                                   Secretary

     J. Hamilton Crawford, Jr.     Assistant Secretary


Gabelli Securities, Inc.

Directors:

     Charles C. Baum               See above-Gabelli Funds,
Inc.


     Joseph R. Rindler             Managing Director
                                   Gabelli & Company, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David Perlmutter              Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating
Officer
                                   and Vice President

Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating
Officer
                                   and Vice President

     Stephen Brent Wells           Senior Vice President,
General
Counsel and Secretary

     J. Hamilton Crawford, Jr.     Vice President
and Assistant Secretary

     Erwin I. Mevorah              Vice President - Finance



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Charles C. Baum               See above-Gabelli Funds, Inc.

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James G. Webster, III         Chairman

     Stephen Brent Wells           Senior Vice President,
General Counsel and Secretary

     Joseph J. Frazzitta           Vice President/Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Vice President
                                   and Assistant Secretary

     Berton Seltzberg              Vice President - Compliance


GLI, Inc.

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

     Stephen Brent Wells           Secretary

     J. Hamilton Crawford, Jr.     Assistant Secretary


Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.




     Pierson Management (Cayman)   P.O. Box 2003, Cayside
Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West
Indies

     Pierson Nominees (Cayman)     P.O. Box 2003, Cayside
Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West
Indies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant
Treasurer

Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Pierson Management (Cayman)   P.O. Box 2003, Cayside
Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West
Indies

Officers:


     Kevin Bromley                 Vice President, Treasurer, and
Assistant Secretary Pierson,
Heldring &
                                   Pierson (Cayman) Limited,
                                   P.O. Box 2003, Cayside
                                   Galleries Harbour Drive, George
                                   Town, Grand Cayman, British
                                   West Indies

     Sandra Wight                  Secretary and Assistant
Treasurer
                                   Pierson, Heldring & Pierson
                                   (Cayman) Limited,
                                   P.O. Box 2003, Cayside
                                   Galleries Harbour Drive, George
                                   Town, Grand Cayman, British
                                   West Indies




Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               Chief Financial
Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl
                                   33408

     Bradley J. Bell               Vice President &
Treasurer
                                   Whirlpool Corp.
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point
Blvd.
                                   Whitestone, NY 11357


     Richard J. Boyle              Chairman, The Boyle Group
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN 55343


     Mario J. Gabelli              See above-Gabelli Funds,
Inc.

     Robert C. Kolodny, M.D.       Medical Director and
Chairman
                                   of the Board of The
                                   Behavorial Medicine
                                   Institute
                                   885 Oenoke Ridge Road
                                   New Canaan, CT  06840


     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY
                                   10549


Officers:

     Mario J. Gabelli              Chairman and Chief
Executive
Officer

     Philip J. Lombardo            Office of the President

     Michael J. Small              Office of the President

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-
Administration,
                                   Secretary and General
Counsel

     Mary J. Carroll               Administrative Assistant


Safety Railway Service Corporation
251 Welton Street
Hamden, CT 06517

Directors:

     Joseph P. Rhein               Chairman
                                   241 McClenaghan Mill Road
                                   Wynnewood, PA 19096

     William F. Bullis             Safety Railway Service
Corporation
                                   265 Great Neck Road
                                   Great Neck, NY
11021


Officers:

     Robert E. Dolan               Controller

     Joseph H. Epel                Treasurer and
Assistant
                                   Secretary

     James W. Toman                Assistant Secretary





Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Joseph P. Rhein               See above-Safety

Railway

     William F. Bullis             See above-Safety

Railway

Officers:

     John M. Martin                President

     James W. Toman                Chief Financial

Officer

     Joseph H. Epel                Treasurer and

Secretary

     Robert E. Dolan               Controller





Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  08062

Directors:

     Jack C. Keen

Chairman

     Jack W. Keen

President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch

Corporation

     Joseph H. Epel                See above-Lynch

Corporation

     Carmine Ceraolo               See above-Lynch

Corporation

     Mary J. Carroll               See above-Lynch
Corporation


Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-
Operations
     James M. Bucher               Asst. Vice President-
                                   Operations
     Mary Beth Baxter              Secretary & Treasurer
     Joseph H. Epel                Assistant Treasurer




Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch

Corporation

     Carmine P. Ceraolo            See above-Lynch

Corporation

     Robert E. Dolan               See above-Lynch

Corporation

     Joseph H. Epel                See above-Lynch

Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND
58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND
58011

     Robert Snyder                 200 Broadway
South
                                   Buffalo, ND 58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice

President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant

Treasurer

















                           Schedule II








                   INFORMATION WITH RESPECT TO
       TRANSACTIONS EFFECTED DURING THE PAST SIXY DAYS OR SINCE
        THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                                SHARES PURCHASED
                                AVERAGE DATE            SOLD(-)
                                PRICE (2)
COMMON STOCK - ELJER INDUSTRIES INC.

GAMCO INVESTORS, INC.

                                3/21/94         13,500-   8.1250
                                3/09/94            500-
8.0000




(1)   UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
      ON THE NY STOCK EXCHANGE.

(2)   PRICE EXCLUDES COMMISSION.













_______________________________
     1      Mr. Gabelli is the Chief Investment Officer of
GAMCO
Investors,  Inc.  and Chairman, Chief Executive Officer  of
GLI, Inc.                                         He  is  also
Chairman, Chief Executive Officer  and  Chief
Investment Officer of Gabelli Funds, Inc.; President and Director of Gabelli Convertible Securities Fund; President and a Trustee of The Gabelli Asset Fund; Chairman and President of
The Gabelli Equity                              Trust, Inc.;
President and Director of The Gabelli  Value
Fund Inc.; General Partner and Chief Investment Officer of Gabelli Performance Partnership; Chief Investment Officer and Director, Gabelli Associates Limited; Investment Manager of GIL; Director of The Morgan Group, Inc.; and Chairman of Lynch Corporation.